

Community Bankshares Inc.

Superior Personalized Service for Customers in South Carolina

Locations


Anderson
Winnsboro
Ridgeway
Florence
Blythewood
Columbia
Sumter
Orangeburg

Orangeburg National Bank

Sumter National Bank

Florence National Bank

Bank of Ridgeway

Community Resource Mortgage

Corporate Profile

Community Bankshares Inc. is a South Carolina bank holding company with assets in excess of $466 million. Headquartered in Orangeburg, South Carolina, it comprises four community banks and a mortgage company. The company's first bank, Orangeburg National Bank, was founded in 1987. The company founded Sumter National Bank in 1996, Florence National Bank in 1998, and acquired the Bank of Ridgeway—the state's oldest community bank—in 2002. Community Bankshares acquired Community Resource Mortgage Inc., which was founded in 1996 and is located in Columbia, in 2001. All five enterprises are overseen by active boards of directors and are largely autonomous in their operations within the holding company. Community Bankshares common stock trades on the American Stock Exchange under the ticker symbol SCB.

Financial Highlights

(Dollars in thousands, except per share data)	Years Ended December 31, 2003	2002[1]	2001[2]	2000	1999	Five-Year Compound Growth Rate
Income Statement Data						
Net interest income	$ 16,708	$ 14,625	$ 10,940	$ 10,228	$ 8,430	19.82%
Provision for loan losses	1,119	1,033	650	688	612	18.25%
Noninterest income	9,125	7,194	3,584	1,966	1,479	53.96%
Noninterest expense	15,932	12,465	7,810	6,552	6,066	25.55%
Net income	5,635	5,401	3,908	3,147	2,182	29.17%
Per Common Share						
Net income—basic	$ 1.31	$ 1.42	$ 1.21	$ 0.99	$ 0.68	20.30%
Net income—diluted	1.27	1.38	1.20	0.98	0.68	19.58%
Cash dividends	0.36	0.32	0.28	0.22	0.19	19.14%
Book value	11.10	10.16	8.35	7.24	6.35	12.54%
Balance Sheet Data (Year End)						
Total assets	$466,580	$437,320	$318,617	$273,323	$228,030	20.69%
Loans held for resale	8,411	24,664	10,265	343	269	63.40%
Loans, net	327,900	302,911	237,340	192,996	155,422	22.88%
Deposits	378,704	337,062	255,433	218,811	184,364	20.74%
Shareholders' equity	48,070	43,717	27,547	23,139	20,245	19.58%[3]
Financial Ratios						
Return on average assets	1.25%	1.43%	1.36%	1.26%	1.06%	
Return on average equity	12.17%	15.10%	15.58%	14.67%	11.12%	
Net interest margin	3.95%	4.14%	4.00%	4.34%	4.37%	
Operations Data						
Banks' branch offices	8	8	4	4	4	
Mortgage loan offices	3	3	3	—	—	
Employees (full-time equivalent)	190	175	126	84	85	

(1) July, 2002—Ridgeway Bancshares, Inc. acquired

(2) November, 2001—Community Resource Mortgage, Inc. acquired

(3) Includes growth from proceeds of issuances of stock

Net Income
(in thousands)


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
0
1999
2000
2001
2002
2003

Loans
(in millions)


$350
$300
$250
$200
$150
$100
$50
0
1999
2000
2001
2002
2003

Deposits
(in millions)


$400
$300
$200
$100
0
1999
2000
2001
2002
2003

Community Bankshares Inc. turned in a successful performance in 2003, recording increases in net income, assets, loans and deposits despite the challenges of a soft economy and a difficult interest rate environment.

We also made progress toward our long-term goal of becoming South Carolina's premier community banking company and took steps to position our company for continued growth.

Geographic Expansion

Our 2002 acquisition of the Bank of Ridgeway, with its Blythewood office, gave us a foothold in the important northeast Columbia market, one of South Carolina's largest. During early 2004, the bank further expanded its presence in that market by establishing a loan production office in Columbia. This approach will allow us to begin building a customer base and an earnings stream in this market even before we establish a full service branch in northeast Richland County later in 2004.

We are exploring various options for expanding our other banks—Orangeburg National, Sumter National, and Florence National. And we are also receptive to acquisitions of community banks that meet our quality standards and share our service-oriented approach to banking.

To support our continuing growth, we have taken steps to strengthen our infrastructure, acquiring property in Orangeburg for a corporate headquarters and operations center. We expect to break ground during 2004.

Enhancing Our Technology

We made progress technologically in 2003. We introduced a sophisticated and easy-to-use check imaging system, which eliminates the expensive process of sending customers their canceled checks. Instead, the front of each check is displayed on the monthly statement, or on-line, if the customer prefers. Many of our business customers like the option of receiving their statements on compact disks, which are easy to store and access.

The Bank of Ridgeway, meanwhile, implemented a new automated deposit platform, an automated loan platform, a new teller system and Internet banking. These investments put the bank on a technological par with our other banks, while also improving customer service.

Investor Relations (IR)

To provide more and better information to our shareholders, we have improved our website. By visiting *www.communitybanksharesinc.com* and clicking on IR, viewers can access a wealth of company information and sign up for e-mail alerts on the stock price, news releases, corporate events and SEC filings.

Solid Gain in Earnings

Community Bankshares' consolidated net income rose approximately 4.3% in 2003, from $5,401,000 to $5,635,000. Diluted earnings per share declined to $1.27, compared with $1.38 in 2002, primarily because the number of shares outstanding increased as a result of the Bank of Ridgeway acquisition.

Consolidated assets were $466 million at year-end 2003, up 6.7% from $437 million in 2002. Similarly, gross loans totaled $332 million, up 8.4% from $306 million, and deposits rose to $379 million, a gain of 12.3% from $337 million in 2002. These numbers reflect solid internal growth.

We predicted a year ago that the continuation of rock-bottom interest rates would slow our earnings growth in 2003, and that was the case. We faced relentless pressure on our net interest margin, which dipped from 4.14% in 2002 to 3.95%. The modest size of this decline reflects our banks' skill and determination in defending their margins. Our earnings were also affected by a fourth quarter decline in mortgage loan refinancing services, which reduced the growth in non-interest income for the year.

The resulting decline in profitability is reflected in two important measures of performance. Our Return on Average Assets (ROA) declined from 1.43% in 2002 to 1.25%, still an excellent result. Return on Average Equity (ROE) dipped from a strong 15.1% in 2002 to a still respectable 12.17%.

Management Change

In February 2004, Jess Nance, President of Florence National Bank, resigned to pursue other opportunities. We were fortunate to obtain the services of Keith W. Buckhouse, a longtime local banker, to take the leadership of the bank.

Improving Prospects

Community Bankshares is positioned for strong future growth, and we are cautiously optimistic about prospects for earnings gains in 2004. Our expansion into the Columbia area market is already paying off in increased assets, deposits and loans. Our upgraded technology is making our operations more efficient, which should enhance profitability. Interest rates, still extremely low, are expected to begin moving upward by mid-year, increasing the revenue generated by our growing asset portfolio.

However, the economic outlook for our markets remains uncertain. So far, the national economic recovery has not brought a resurgence of employment in our region, particularly in manufacturing, which underpins so many service and other businesses.

We are nonetheless confident that Community Bankshares and its subsidiaries will continue to make progress, both in absolute terms and compared to our competitors. We believe our brand of banking, coupling community-bank friendliness and personal service with state-of-the-art banking products and services, will continue to attract and keep customers.

Even as we grow, our primary focus remains on serving our customers in an efficient, courteous, personal manner. In today's crowded banking marketplace, customers have alternatives, and we will do everything we can to make them glad they chose to bank with us.

In closing, we want to thank our customers for their loyalty, and our employees for the skill, dedication and enthusiasm they bring to work every day. We are grateful as well to our shareholders for their continuing support of our efforts to create South Carolina's community banking institution.

Sincerely,



E. J. Ayers, Jr.
Chairman & Chief Executive Officer



William W. Traynham
President & Chief Financial Officer


FDIC

The bank's pre-eminence as Orangeburg's hometown bank is reinforced by consistent support of its community.

National Bank

Orangeburg National Bank, the largest of Community Bankshares' banks, is a strong and growing community bank, and is the only bank headquartered in the City of Orangeburg. Formed in 1987 by local businesspeople who sought a responsive, local banking alternative, it now ranks second in market share of deposits, and has built a solid presence and excellent reputation by providing exceptional personal service to its customers.

ORANGEBURG NATIONAL BANK
A Community Bankshares Bank

At the same time, the bank has kept pace with advances in banking technology. With its Internet banking service proving popular with customers, Orangeburg National redesigned its web site in 2003 for even greater convenience and ease of use. At any time, visitors to the web site—www.orangeburgnationalbank.com—can see what mortgage interest rates the bank is currently offering, for example. Orangeburg's redesigned web site was featured in the December, 2003 issue of Internet Banking Growth Strategies, a trade publication.


Edisto
Memorial
Gardens

City of Orangeburg

Local decision-making authority is an important factor in the bank's continuing growth. A 13-member local Board of Directors oversees the bank's operations. The bank's pre-eminence as Orangeburg's hometown bank is reinforced by the bank's consistent support of its community and the active participation of its directors and employees in civic and charitable activities.

Orangeburg National serves a varied and stable regional economy in which three institutions of higher learning—South Carolina State University, Claflin University and Orangeburg-Calhoun Technical College—play an important role.



Sumter National Bank

Sumter National Bank
A Community Bankshares Bank

Sumter National Bank continued to build on its strong presence in the Sumter market in 2003, gaining in deposits and loans, market share and earnings despite low interest rates, a soft economy and stiff competition. Widely viewed as Sumter's only hometown bank, it maintained its focus on providing friendly, hands-on service to its individual and business customers. Since its founding in 1996, that service-oriented approach has enabled the bank to make continuing progress in a banking market that includes at least a half dozen competitors, large and small. In early 2002, Sumter National opened a second office that became profitable by year-end 2003, and it has acquired a site for a potential third office.



The principal factor in the region's diverse and generally stable economy is Shaw Air Force Base, headquarters of the 9th Air Force and four fighter wings. The 9th Air Force has Middle East responsibilities, and some of its units were deployed to Iraq in 2003. Local officials are thus optimistic that Shaw will survive an expected wave of base-closings. Sumter National counts many customers among hundreds of businesses that serve the base and its personnel. Those businesses feel the impact when units are sent overseas, even for short tours. Manufacturing, which had grown as farming declined in recent decades, was largely flat in 2003, as about 400 new jobs matched the number lost through plant-closings.



City of Sumter

Widely viewed as Sumter's hometown bank, Sumter National has focused on providing friendly, hands-on service.

Strong customer relationships are vital to Sumter National's sustained growth. The Bank's staunch support of civic and charitable activities and the extensive community participation of its experienced officers and staff help to reinforce those relationships.



Florence National Bank

FLORENCE NATIONAL BANK

A Community Bankshares Bank

Florence National Bank, which opened for business in 1998, continued its growth in 2003, gaining in earnings, assets and deposits and increasing its customer base. The bank operates in one of South Carolina's most fiercely contested banking markets, vying with more than a dozen competitors, including one community bank that entered the market in 2003 and several that are based in Florence. The economy of the 10-county region, of which Florence is the hub, is growing, though some outlying counties have been hard hit by job losses in textiles and manufacturing. The City of Florence's brighter employment outlook is buttressed by stable local employment in health care and a sound business community.



In this competitive environment, Florence National has prospered by providing superior, personal service and by focusing on its chosen niche—professional and small business customers. Bank board members and staff also work hard on local civic and charitable causes, which helps to solidify customer loyalty and strong business relationships. During 2003, the bank was able to boost earnings substantially as a result of effective cost containment measures, repricing of liabilities, and strong demand for refinancing home mortgages. With the refinancing boom over, the bank is now emphasizing mortgages for customers who are moving into new or different homes. Marketing of such non-traditional products as life insurance and annuities is also expected to generate significant new revenues for the bank in 2004. Florence National, with its single office located in one of Florence's two principal business districts, is considering establishing a branch in the other.







In this competitive environment, Florence National has prospered by providing superior, personal service.



In communities like ours, people still bank with people.

Bank of Ridgeway

BANK OF RIDGEWAY

A Community Bankshares Bank

The Bank of Ridgeway, founded more than a century ago, today combines the virtues of old-fashioned banking with current technology and products that make banking faster, easier and more convenient for its customers. An automated loan platform installed during 2003 has made the lending process more efficient, and new automated deposit and teller systems and check imaging have further enhanced efficiency and convenience. Internet banking, added in the fall of 2003, has proven very popular with both business and retail customers.



Although Ridgeway, in Fairfield County, is served exclusively by the Bank of Ridgeway, the bank's Winnsboro and Blythewood branches face competition. Blythewood, in northeast Richland County, is one of the state's fastest growing areas, and has several new schools scheduled to open this year. The I-77 corridor leading north from Columbia is home to several high tech manufacturers, a new hospital, and a growing number of new residential subdivisions. The Bank of Ridgeway will open a second branch in northeast Richland County in late 2004. With the help of a new senior lending officer, Chip Lyerly, a loan production office established in Columbia in early 2004 is already building a customer base in that important market.



The bank's new technology and expanded reach have not diminished its emphasis on caring, personal service and local decision-making, hallmarks of the bank since it was chartered in 1898. The bank's local Board of Directors continues to direct the bank, making policy decisions. Almost all of the bank's personnel live in the communities where they work and participate actively in community life. They take pride in knowing their customers—their friends and neighbors—very well.

Community Resource Mortgage, Inc.

Community Resource Mortgage—headquartered in Columbia, with offices in Sumter and Anderson—enjoyed a banner year in 2003, but matching the performance will be a challenge in 2004. The home mortgage refinancing boom, which led to earnings gains and a huge volume increase in 2003, is over, although interest rates remain near record lows. To carry out initiatives aimed at attracting customers who are buying houses, not just refinancing, the company has expanded its selling staff. It has also redesigned its web site so that on-line mortgage applications can be approved on-line as well.

Besides providing mortgages and mortgage services to community banks throughout South Carolina (including Community Bankshares' banks), the company now offers mortgages in North Carolina, Georgia, Florida, Tennessee and Connecticut. It has extended its affinity program, which lets employers offer their employees discounted mortgage rates, to small as well as large businesses. And through co-branding and partnership agreements, it is functioning as in-house mortgage supplier for real estate agencies.

The company, acquired by Community Bankshares in 2001, sells the loans it originates into the secondary market.

Reaching potential mortgage customers through banks, employers, real estate agencies and the Internet.


Community Resource Mortgage
Available in CT,GA,NC,SC,TN
Helpful Tips

Board of Directors

E. J. Ayers, Jr., Chairman
Orangeburg, SC

Keith W. Buckhouse
Florence, SC

Alvis J. Bynum
Sumter, SC

Martha Rose Carson
Orangeburg, SC

Anna O. Dantzler
Orangeburg, SC

A. Wade Douroux
Columbia, SC

Thomas B. Edmunds
Columbia, SC

J. M. Guthrie
Orangeburg, SC

William A. Harwell
Ridgeway, SC

Richard L. Havekost
Florence, SC

Phil P. Leventis
Sumter, SC

John V. Nicholson, Jr.
Ridgeway, SC

William H. Nock
Sumter, SC

Samuel F. Reid, Jr.
Orangeburg, SC

William W. Traynham
Orangeburg, SC

J. Otto Warren, Jr.
Orangeburg, SC

Wm. Reynolds Williams
Florence, SC

Michael A. Wolfe
Orangeburg, SC

Corporate Officers

E. J. Ayers, Jr.
Chief Executive Officer

William W. Traynham
President & Chief Financial Officer

Jo H. Davies
Chief Information Officer

P. Dodd Buie III
Deputy Chief Financial Officer

M. Stephen Brakefield
Compliance & Corporate Information Security Officer

Ginger S. Risher
Controller

F. Ralph Faulling
Chief Operations Officer

Cheri E. Fogle
Director, Information Services

Subsidiary Officers

Michael A. Wolfe
President & CEO
Orangeburg National Bank

William H. Nock
President & CEO
Sumter National Bank

Keith W. Buckhouse
President & CEO
Florence National Bank

William A. Harwell
President & CEO
Bank of Ridgeway

A. Wade Douroux
President & CEO
Community Resource Mortgage, Inc.

Annual Meeting

The Annual Meeting of Stockholders will be held at Orangeburg National Bank, 791 Broughton Street, Orangeburg, South Carolina on May 17, 2004 at 3:00 p.m.

Stock Listing

The Company's common stock is listed on The American Stock Exchange under the symbol "SCB."

Corporate Counsel

Haynsworth Sinkler
Boyd, P.A.
Attorneys at Law
22nd Floor, Capital Center
1201 Main Street
PO Box 11889
Columbia, SC 29211-1889

Independent Auditors

J.W. Hunt and Company, LLP
Certified Public Accountants
Middleburg Office Park
1607 St. Julian Place
PO Box 265
Columbia, SC 29202

Annual Report on Form 10-K

For more detailed financial information refer to the Form 10-K. A copy of the Company's Form 10-K for the year ended December 31, 2003 will be furnished without charge to stockholders upon written request to Investor Relations, Community Bankshares Inc., PO Box 2086, Orangeburg, SC 29116-2086; call (803) 535-1060; or e-mail ir@communitybanksharesinc.com

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com

If you have any questions concerning your stockholder account, call our transfer agent, noted above, at (800) 368-5948. This is the number to call if you require a change of address, records or information about lost certificates

Designed by Curran & Connors, Inc. / www.curran-connors.com

Community Bankshares Inc.

791 Broughton St.
Orangeburg, SC 29115
Phone (803) 535-1060
www.communitybanksharesinc.com